Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS SECOND FISCAL QUARTER SALES

AS CHINA SALES CONTINUE TO RECOVER

Whitley, UK, 7 October 2019 – Jaguar Land Rover retail sales for the quarter ending 30 September 2019 were 128,953 vehicles, slightly down (-0.7%) compared to the same period a year ago.

These results reflect an encouraging recovery of Jaguar Land Rover retail sales in China (up 24.3%), with a third consecutive month of double-digit sales growth for the company in the region. Sales were also up slightly in Europe (+0.9%), offset by lower sales in the US (-1.0%), UK (-5.1%) and in Overseas markets (-19.2%).

Retail sales of the Range Rover Evoque continued to grow (+54.6%) with sales of the all-new model only just starting in China. Sales were also up strongly for the Range Rover Sport (+17.5%) and Jaguar I-PACE (sales of 3,666 units, up 2,593 units). Models with lower year-on-year figures include the Land Rover Discovery Sport with sales of the new mid-cycle refreshed model still ramping up and sales in China only starting later in the year.

Jaguar retail sales for the quarter were 37,323 vehicles, down 11.0% year-on-year and Land Rover retails were 91,630 vehicles, up 4.2% year-on-year.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“Against challenging market headwinds, for the third consecutive month we have achieved double-digit growth in China, benefitting from our local turnaround plan and performing ahead of the broader market. We have also outperformed shrinking markets in other regions.

“Despite these negative market trends, Land Rover sales saw year-on-year growth in the quarter. The all-new, significantly more refined Range Rover Evoque contributed to this. A comprehensively updated and well-received new Discovery Sport will support this positive development in the months to come. Range Rover and Range Rover Sport remain key pillars of our performance with strong demand for their innovative plug-in hybrid versions in many markets.

“September saw the global reveal of the New Defender, the world’s most iconic 4x4. We were overwhelmed and excited by the positive public reaction to the latest addition to our line-up, which will give the whole Land Rover brand even more momentum in the future. The Land Rover family is complete now: while each Land Rover vehicle is the most capable in its respective segment, the New Defender is our most durable off-roader ever, completely re-invented for the digital age. For those who seek a more versatile premium SUV, the successful Discovery family is our enticing alternative. The Range Rover family, inventor of the luxury SUV almost 50 years ago, offers the ultimate in refinement.

“Whilst some of the traditional Jaguar segments are struggling in the current macro-economic environment, the treble World Car Award-winning I-PACE continues to attract new customers to the Jaguar brand.”

Sales data summary

	September 2019		Quarter 2 FY20 Jul-Sep 2019		FY20 year to date Apr-Sep 2019
	Units	YoY % change	Units	YoY % change	Units	YoY % change
Jaguar Land Rover	56,832	(0.5)%	128,953	(0.7)%	257,568	(6.5)%
Jaguar	16,235	(15.2)%	37,323	(11.0)%	76,863	(10.7)%
Land Rover	40,597	6.9%	91,630	4.2%	180,705	(4.6)%

ENDS

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2018 Jaguar Land Rover sold 592,708 vehicles in 128 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and soon to be opened Battery Assembly Centre. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. We have seven technology hubs, in the UK these are based in Manchester, Warwick (NAIC) and London. Globally these are located in Shannon, Ireland, Portland, USA, Budapest, Hungary and Changshu, China.

We have a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines. From 2020 all new Jaguar and Land Rover vehicle models offer the option of electrification, giving our customers even more choice.

Jaguar Land Rover PR social channels:

- Twitter: https://twitter.com/jlr_news?lang=en @JLR_News

For more information visit www.media.jaguarlandrover.com or contact:

Joan Chesney, Communications Manager

T: +44 (0) 7467 448229

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea.

Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.